July 29, 2014

Mr. Gregory Halpern, CFO Max Sound Corporation 1801A Colorado Avenue Santa Monica, CA 90404

Subject: Investor Relations Advisor Agreement

Dear Gregory,

This letter is to confirm our mutual understanding regarding your engagement of Riverview Capital Enterprises for the purpose of providing investor relations advisory services. This letter sets out the terms and conditions of our mutually contractual arrangement. If you are in agreement with the terms and conditions expressed herein, please indicate your acceptance of same by signing in the space provided below and returning one signed original directly to Mr. Jonathan Barkman at the address listed at the bottom of this document.

This letter is hereinafter referred to as the "Agreement". Max Sound Corporation is hereinafter referred to as "MAXD". Jonathan Barkman hereinafter referred to as the "Advisor". MAXD and the Advisor are hereinafter referred to individually as "Party" or jointly as "Parties".

Now, THEREFORE, IN DUE CONSIDERATION OF THE COVENANTS EXPRESSED HEREIN AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE SAFE RECEIPT AND SUFFICIENCY OF WHICH Is HEREBY ACKNOWLEDGED, THE pARTIES Do HEREBY AGREE AS FOLLOWS:

1)	Engagement. MAXD hereby engages and hires the Advisor to undertake the Advisor's Duties described below in accordance with the terms and conditions of this Agreement. Advisor hereby accepts and undertakes the engagement and agrees to perform the Advisor's Duties as described below in consideration of the compensation and other terms and conditions expressed in this Agreement.

2)	Advisor's Duties. Utilizing his own means and resources, and solely at his own expense, and at Advisor's own initiative, the Advisor shall proactively:
a)	Assist and advise MAXD to represent itself to financial institutions, investors, shareholders and the public and thereby inform them of the activities and business of MAXD.
b)	Identify and introduce MAXD to accredited institutional investors and microcap funds. List of institutions to be provided in Exhibit A.
c)	Report to and be responsible to MAXD's CEO.
d)	Act at all times in a professional manner commensurate with the same standards expected of all financial professionals and undertake other tasks as may from time to time be directed by MAXD's management.

3)	Compensation. As Advisor's sole compensation for Advisor's services pursuant to this Agreement, MAXD shall, within five (5) business days of the date the signed original of this Agreement is received by MAXD from Advisor:
a)	Issue 100,000 shares of restricted stock paid monthly to Advisor.

b) Provide five thousand five hundred dollars ($5,500) for first month's payment, with subsequent payments of five thousand five hundred ($5,500) per month to be paid by the 1st of each month through the duration of this Agreement.

c) All out of pocket expenses incurred by Advisor in performance of his duties hereunder are for the account of the Advisor and MAXD shall not be obliged to pay and Advisor shall not be entitled to claim.

d) Nothing Advisor does during the performance of his duties hereunder during the term of this Agreement shall be construed as entitling Advisor to any additional compensation of any kind not expressly provided for herein. Provided however, that nothing in this Agreement shall prevent the Advisor from entering separate written agreements with MAXD for other consulting or referral fees from time to time on a case by case basis.

4)	Advisor's Compliance Obligations. It shall be the sole responsibility of the Advisor to make himself aware of the issues regarding compliance in respect of Advisor's activities with regard to his performance under this Agreement as may be in effect by securities' regulatory agencies having jurisdiction In the event that there are securities regulatory authority regulations which affect the Advisor's activities pursuant to this Agreement depending upon the jurisdiction in which the Advisor is engaged in such activities; the Advisor is solely responsible for ensuring at all times in the performance of his duties under this Agreement that his actions are in accordance with, and fully comply with ALL prevailing securities regulations in effect and applicable to the Advisor, to MAXD or to the Advisor's performance hereunder in whatever jurisdiction may apply. The Advisor hereby indemnifies and holds MAXD harmless from any claims or actions arising from any regulator or third party as a result of Advisor's failure to identify and comply with all applicable securities regulations.

5)	Assignment and Survival. No part of this Agreement may be assigned or subcontracted. This Agreement does not inure to the benefit of either Party's heirs or successors.

6)	Entire Agreement. Notwithstanding any oral or written prior understandings, this Agreement supersedes and replaces all prior agreements. This Agreement embodies the entire agreement among the Parties hereto with respect to the subject matter hereof.

7)	Governing Law. This Agreement is acknowledged to have been made under and will be construed and venued in accordance with, and the rights and obligations of Parties hereto and will be governed by, the laws of the state of California, county of San Diego.

8)	Independent Contractor. No oral agreement or provisions of this Agreement shall be construed so as to constitute the Advisor as or to be the agent, servant or employee of MAXD. The direction, management, and control of the employees of Advisor, if any, and the work to be done under the provisions hereof, shall always reside exclusively in and be the responsibility of Advisor, MAXD being interested only in the results obtained.

9)	Non-Exclusivity. This Agreement is not intended to exclude either Party from other similar business arrangements with third parties. Both Parties are free to conduct negotiations independently or enter other similar arrangements with third parties.

IO) Notices. Communications given by one Party to the other made pursuant to this Agreement shall be faxed to the Parties at the contact addresses and numbers listed herein above and shall be confirmed by email, mail or hand. Notices shall be deemed given when received.

11) Term & Termination. This Agreement shall remain in force for the period of six (6) months from the date in which it is executed; however, MAXD shall have the right at its sole discretion to terminate, at any time, on 5 days notice, for any reason whatsoever. In the event of termination, MAXD will have no future compensation requirements to Advisor.

12) Digital Copies. Any facsimile and/or email digital copies, including scanned signature, executed in connection with this Agreement will constitute a legal, valid and binding execution by such parties whether in whole or in counterparts.

Agreed & Accepted:

On behalf of Max Sound Corporation On behalf of Riverview Capital Enterprises